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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO

RULE 13a-16 AND 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of:                                                                                                                                                         July 2005

Commission File Number:                                                                                                                                        000-49760

BROCKTON CAPITAL CORP.

(Translation of registrant’s name into English)

750 West Pender Street, #604, Vancouver, British Columbia  V6C 2T7

(Address of principal executive offices)

1.  Notice of Meeting and Record Date, dated 7/20/2005

     Notice of Meeting, dated 8/18/2005

     Information Circular for AGM to be held 9/22/2004, dated 8/18/2005

     Proxy, dated 8/18/2005

     Request for Voting Instructions, filed 8/26/2005

2.  Fiscal Year Ended 4/30/2005 Audited Financial Statements

     Form 52-109FT2: CEO Certification of Annual Filings

     Form 52-109FT2: CFO Certification of Annual Filings

     Fiscal 2005 Financial Statements: Management’s Discussion and Analysis

3.  First quarter Ended 7/31/2005 Audited Financial Statements

     Form 52-109FT2: CEO Certification of Interim Filings

     Form 52-109FT2: CFO Certification of Interim Filings

     First Quarter Financial Statements: Management’s Discussion and Analysis

4.  Second quarter Ended 10/31/2005 Audited Financial Statements

     Form 52-109FT2: CEO Certification of Interim Filings

     Form 52-109FT2: CFO Certification of Interim Filings

     Second Quarter Financial Statements: Management’s Discussion and Analysis

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20- F XXX   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of  a Form  6-K if submitted solely  to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a  press  release,  is  not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No XXX

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (09-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the  form displays a currently valid OMB control number.

PACIFIC CORPORATE TRUST COMPANY

625 Howe Street, 10th Floor

Vancouver, British Columbia, Canada  V6C 3B8

604-689-9853

604-689-8114 FAX

e-mail:   pacific@pctc.com

website:  http://www.pctc.com/

July 20, 2005

British Columbia Securities Commission

PO Box 10142, Pacific Centre

701 West Georgia Street, 9th Floor

Vancouver, British Columbia, Canada  V7Y 1L2

Dear Sirs/Mesdames:

As required by Section 2.2 of National Instrument 54-101, please be advised of the following:

Issuer:

BROCKTON CAPITAL CORP

Meeting Type:

Annual General Meeting

ISIN:

CA1117181026

Meeting Date:

September 22, 2005

Record Date for Notice:

August 18, 2005

Record Date for Voting:

August 18, 2005

Beneficial Ownership Determination Date:

August 18, 2005

Class of Securities Entitled to Receive Notice:

COMMON SHARES

Class of Securities Entitled to Vote:

COMMON SHARES

OBO Distribution Payment:

Issuer will not pay for OBOs

Material Distributed to:

Non Declining Holders

If you require further information, please contact:

LAURIE WADDINGTON

LAURIE WADDINGTON

PACIFIC CORPORATE TRUST COMPANY

cc: Alberta Securities Commission

cc: Manitoba Securities Commission

cc: New Brunswick Securities Commission

cc: Newfoundland Securities Commission

cc: Nova Scotia Securities Commission

cc: Ontario Securities Commission

cc: P.E.I. Securities Commission

cc: Quebec Securities Commission

cc: Saskatchewan Securities Commission

cc: Registrar of Securities - NT

cc: Registrar of Securities - YT

cc: Nunavut

cc: CDS Inc.

 v2

BROCKTON CAPITAL CORP. Annual General Meeting to be held on September 22, 2005 Notice of Annual General Meeting and Information Circular August 18, 2005

BROCKTON CAPITAL CORP.
Suite 604, 750 West Pender Street

Vancouver, B.C.
V6C 2T7

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general meeting of the shareholders of Brockton Capital Corp. (the “Company”) will be held at Suite 1100, 888 Dunsmuir Street, Vancouver, British Columbia, on Thursday, September 22, 2005 at 10:00 a.m.  At the meeting, the shareholders will receive the financial statements for the year ended April 30, 2005, together with the auditor’s report thereon, and consider resolutions to:

1.

fix the number of directors of the Company for the ensuing year at three;

2.

elect directors for the ensuing year;

3.

appoint Morgan & Company, Chartered Accountants, as auditor of the Company for the ensuing year and authorize the directors to determine the remuneration to be paid to the auditor;

4.

to reconfirm the Company’s Stock Option Plan;

5.

transact such other business as may properly be put before the meeting.

All shareholders are entitled to attend and vote at the meeting in person or by proxy.  The board of directors requests all shareholders who will not be attending the meeting in person to read, date and sign the accompanying proxy and deliver it to Pacific Corporate Trust Company, Attention:  Corporate Services Division, 10th Floor, 625 Howe Street, Vancouver, B.C. V6C 3B8.  If a shareholder does not deliver a proxy to Pacific Corporate Trust Company by the close of business (Vancouver, British Columbia time) on Monday, September 19, 2005 (or before 48 hours, excluding Saturdays, Sundays and holidays before any adjournment of the meeting at which the proxy is to be used) then the shareholder will not be entitled to vote at the meeting by proxy.  Only registered shareholders of record at the close of business on Thursday, August 18, 2005 will be entitled to vote at the meeting.

An information circular and a form of proxy accompany this notice.

DATED at Vancouver, British Columbia, the 18th day of August, 2005.

ON BEHALF OF THE BOARD

(signed) “Kevin R. Hanson”

Kevin R. Hanson
President and Chief Executive Officer

BROCKTON CAPITAL CORP.
Suite 604, 750 West Pender Street

Vancouver, B.C.
V6C 2T7

INFORMATION CIRCULAR
(as at August 18, 2005 except as otherwise indicated)

SOLICITATION OF PROXIES

This information circular (the “Circular”) is provided in connection with the solicitation of proxies by the management of Brockton Capital Corp. (the “Company”).  The form of proxy which accompanies this Circular (the “Proxy”) is for use at the annual general meeting of the shareholders of the Company to be held on Thursday, September 22, 2005 (the “Meeting”), at the time and place set out in the accompanying notice of meeting (the “Notice of Meeting”).  The Company will bear the cost of this solicitation.  The solicitation will be made by mail, but may also be made by telephone.

APPOINTMENT AND REVOCATION OF PROXY

The person named in the Proxy is a director and officer of the Company.  A registered shareholder who wishes to appoint some other person to serve as their representative at the Meeting may do so by striking out the printed name and inserting the desired person's name in the blank space provided.  The completed Proxy should be delivered to Pacific Corporate Trust Company (“Pacific Corporate”) by the close of business on Monday, September 19, 2005 (or before 48 hours, excluding Saturdays, Sundays and holidays before any adjournment of the Meeting at which the Proxy is to be used).

The Proxy may be revoked by:

(a)

signing a proxy with a later date and delivering it at the time and place noted above;

(b)

signing and dating a written notice of revocation and delivering it at the time and to the place noted above; or

(c)

attending the Meeting or any adjournment of the Meeting and registering with the scrutineer as a shareholder present in person.

Provisions Relating to Voting of Proxies

The shares represented by proxy in the enclosed form will be voted or withheld from voting by the designated holder in accordance with the direction of the registered shareholder appointing him.  If there is no direction by the registered shareholder, those shares will be voted for all proposals set out in the Proxy and for the election of directors and the appointment of the auditors as set out in this Circular.  The Proxy gives the person named in it the discretion to vote as such person sees fit on any amendments or variations to matters identified in the Notice of Meeting, or any other matters which may properly come before the Meeting.  At the time of printing of this Circular, the management of the Company knows of no other matters which may come before the Meeting other than those referred to in the Notice of Meeting.

Non-Registered Holders

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares.  A person is not a registered shareholder (a “Non-Registered Holder”) in respect of shares which are held either:  (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)), of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Circular and the Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.  Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.

Intermediaries will frequently use service companies to forward the Meeting Materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder and must be completed, but not signed, by the Non-Registered Holder and deposited with Pacific Corporate; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own.  Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management proxyholder named in the form and insert the Non-Registered Holder’s name in the blank space provided.  Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the Proxy or proxy authorization form is to be delivered.

Financial Statements

The audited financial statements of the Company for the year ended April 30, 2005, together with the auditor’s report on those statements (the “Financial Statements”), will be presented to the shareholders at the Meeting.  The Financial Statements are being mailed with this Circular to the shareholders of record.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at the date of this Circular, the Company’s authorized capital consists of 100,000,000 common shares without par value (the “Common Shares”), and 100,000,000 preferred shares without par value of which 6,337,500 Common Shares are issued and outstanding and no preferred shares are issued and outstanding.

All Common Shares in the capital of the Company are of the same class and each carries the right to one vote.

Shareholders registered as at Thursday, August 18, 2005 are entitled to attend and vote at the Meeting.  Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the Proxy to attend and vote, deliver their Proxies at the place and within the time set forth in the notes to the Proxy.

To the knowledge of the directors and executive officers of the Company, as of the date of this Circular, the following persons beneficially own, directly or indirectly, or exercise control or direction over, 10% or more of the issued and outstanding common shares of the Company:

Member	Number of Shares	Percentage of Issued Capital
CDS & Co., Canada(1)	1,741,500	27%

Note:

(1)

The beneficial owners of common shares held by depositories are not known to the directors or executive officers of the Company.

As at August 18, 2005, the total number of common shares owned or controlled by management and the directors of the Company and their associates or affiliates was 1,250,000 common shares, representing 19.7% of the total issued and outstanding common shares.

ELECTION OF DIRECTORS

The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders or until their successors are elected or appointed.  The management of the Company proposes to nominate the persons listed below for election as directors of the Company to serve until their successors are elected or appointed.  In the absence of instructions to the contrary, Proxies given pursuant to the solicitation by the management of the Company will be voted for the nominees listed in this Circular.  Management does not contemplate that any of the nominees will be unable to serve as a director.

The number of directors on the board of directors of the Company is currently set at three.  Shareholders will be asked at the Meeting to pass an ordinary resolution to fix the number of directors at three.

The following table sets out the names of the nominees for election as directors, the offices they hold within the Company, their occupations, the length of time they have served as directors of the Company, and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised, as of the date of this Circular:

Name, province or state and country of residence and positions, current and former, if any, held in the Company	Principal occupation for last five years	Served as director since	Number of common shares beneficially owned, directly or indirectly, or controlled or directed at present(1)
KEVIN R. HANSON(2) North Vancouver, B.C. President, Chief Executive Officer and Director	Chartered Accountant and partner at Amisano Hanson, Chartered Accountants	February 8, 2000	Nil
TERRY AMISANO(2) Burnaby, B.C. Director	Chartered Accountant and partner at Amisano Hanson, Chartered Accountants	February 8, 2000	Nil
BRAD KITCHEN(2) Vancouver, B.C. Director	Corporate Finance Consultant, Structured Finance Specialist	February 19, 2003	Nil

Notes:

(1)

The information as to common shares beneficially owned or controlled has been provided by the directors themselves.

(2)

Member of the Company’s audit committee.

The members of the Company’s audit committee are Kevin Hanson, Terry Amisano and Brad Kitchen.  Kevin Hanson is the Company’s Chief Executive Officer and is therefore not considered to be an independent member of the audit committee.  Each of Terry Amisano and Brad Kitchen are considered to be independent members.  Each member of the audit committee is “financially literate” in accordance with Multilateral Instrument 52-110 of Canadian Securities Administrators.

The Company does not have an executive committee of its board of directors nor does it have a compensation committee.

No proposed director is being elected under any arrangement or understanding between the proposed director and any other person or company except the directors and executive officers of the Company acting solely in such capacity.

Corporate Cease Trade Orders or Bankruptcies

Save as hereinafter disclosed, no director or proposed director of the Company is, or within the ten years prior to the date of this Circular has been, a director or executive officer of any company, including the Company, that while that person was acting in that capacity:

(a)

was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(b)

was subject to an event that resulted, after the director ceased to be a director or executive officer of the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Kevin Hanson was a director of Commercial Consolidators Corp. from November, 2001 to July, 2002.  In the fall of 2002 Commercial Consolidators Corp. had a receiver appointed to manage its affairs.  The receiver was discharged and Commercial Consolidators Corp. was wound up in the fall of 2004.

Individual Bankruptcies

No director or proposed director of the Company has, within the ten years prior to the date of this Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

EXECUTIVE COMPENSATION

Named Executive Officers

Summary of Compensation

There are presently two Named Executive Officers of the Company being Kevin R. Hanson (President and Chief Executive Officer) and Roy Brown (Chief Financial Officer and Secretary).  “Named Executive Officer” means (a) each Chief Executive Officer, (b) each Chief Financial Officer, (c) each of the Company’s three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000, and (d) any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year-end.

Set out below is a summary of compensation paid during the Company’s three most recently completed financial years to the Company’s Named Executive Officers:

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/SARs Granted (#)(1)	Shares or Units Subject to Resale Restrictions ($)	Long Term Incentive Plan Payouts ($)	All Other Compen-sation ($)
Kevin R. Hanson, President and Chief Executive Officer	2005 2004 2003	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil(4) Nil(4) Nil(4)
Roy Brown(2) Chief Financial Officer and Secretary	2005 2004	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Brian Hanson(3) , (formerly Secretary and Chief Financial Officer	2004 2003	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil

Notes:

(1)

As no SARs have been granted, all references are to incentive stock options.

(2)

Roy Brown was appointed Secretary and Chief Financial Officer on November 15, 2004.

(3)

Brian Hanson resigned as Secretary and Chief Financial Officer on November 15, 2004

(4)

The Company incurred the following expenses charged by Amisano Hanson, Chartered Accountants, being a partnership controlled by Kevin Hanson and Terry Amisano, two directors of the Company:

	Years ended April 30,
	2005	2004	2003
Accounting fees	$ 5,926	$ 16,109	$ 9,943
Equipment Rental	6,000	6,000	6,000
Office rent	9,000	9,000	9,000
Office supplies	3,000	3,000	3,000
	$ 23,926	$ 34,109	$ 27,943

Long-Term Incentive Plan Awards

Long term incentive plan awards (“LTIP”) means “a plan providing compensation intended to motivate performance over a period greater than one financial year”.  LTIP awards do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale.  No LTIP awards were made to the Named Executive Officers during the most recently completed financial year.

Options and Stock Appreciation Rights (SARs)

The Company has implemented a stock option plan dated August 24, 2004.  Under the Plan, the board of directors is authorized to grant incentive stock options to certain directors, senior officers, employees and consultants of the Company entitling them to purchase common shares.  The purpose of the Plan is to provide the Company with a share-related mechanism to attract, retain and motivate qualified directors, officers, consultants and employees, to reward those persons from time to time for their contributions toward the long-term goals of the Company, and to enable and encourage such directors, officers, consultants and employees to acquire common shares as long-term investments.  The stock option plan is administered by the Company’s Secretary at the direction of the board of directors.

The Company did not grant any stock options or SARs to the Named Executive Officers during the most recently completed financial year.

The Company has not repriced downward any options or SARs during its most recently completed financial year.

No stock options or SARs were exercised during the Company’s most recently completed financial year by the Named Executive Officers.]  The financial year-end value of unexercised options or SARs on an aggregated basis is as follows:

Aggregate option/SAR exercises during the most recently
completed financial year and financial year-end option/SAR values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized(1) ($)	Unexercised Options/SARs at April 30, 2005]		Value of Unexercised in-the-Money Options/SARs at April 30, 2005(2)
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Kevin R. Hanson, Chief Executive Officer and President	Nil	Nil	195,000	Nil	$29,250	Nil
Roy Brown(3) Chief Financial Officer and Secretary	Nil	Nil	Nil	Nil	Nil	Nil
Brian Hanson(4) , (formerly Chief Financial Officer and Secretary)	Nil	Nil	10,000	Nil	$1,500	Nil

Notes:

(1)

“Aggregate Value Realized” is calculated by determining the difference between the market value of the securities underlying the options or SARs at the date referred to and the exercise price of the options or SARs and is not necessarily indicative of the value (i.e. loss or gain) actually realized by the Named Executive Officers.

(2)

“in-the-Money Options” means the excess of the market value of the Company’s shares on April 30, 2005 over the exercise price of the options.  The Company’s shares trade on the Over the Counter Bulletin Board in the United States.  There were no trades in the Company’s shares on April 30, 2005 and the last trade prior thereto was on May 18, 2005 at $0.30 per share.  Therefore, these calculations are based upon the trading price of $0.30 per share.

(3)

Roy Brown was appointed Secretary and Chief Financial Officer on November 15, 2004.

(4)

Brian Hanson resigned as Secretary and Chief Financial Officer on November 15, 2004.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company and its subsidiaries have no employment contracts with its Named Executive Officers.

The Company and its subsidiaries have no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than $100,000 (including periodic payments or instalments) to compensate such executive officer in the event of resignation, retirement or other termination of the Named Executive Officer’s employment with the Company or its subsidiaries, a change of control of the Company or its subsidiaries, or a change in responsibilities of the Named Executive Officer following a change in control.

Compensation of Directors

Other than compensation paid to the Named Executive Officers, no compensation was paid to directors in their capacity as directors of the Company or its subsidiaries, in their capacity as members of a committee of the board of directors of the Company or its subsidiaries, or as consultants or experts, during the Company’s most recently completed financial year.  No stock options were granted to directors, officers and employees of the Company during its most recently completed financial year.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets out those securities of the Company which have been authorized for issuance under equity compensation plans:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by the securityholders	302,500	$0.15	965,000
Equity compensation plans not approved by the securityholders	Nil	Nil	Nil
Total	302,500	$0.15	965,000

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the current or former directors, executive officers, employees of the Company, the proposed nominees for election to the board of directors of the Company, or their respective associates or affiliates, are or have been indebted to the Company since the beginning of the last completed financial year of the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, since the beginning of the Company’s last financial year in matters to be acted upon at the Meeting, other than the election of directors or the appointment of auditors and reconfirmation of the Company’s Stock Option Plan.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the persons who were directors or executive officers of the Company at any time during the Company's last financial year, the proposed nominees for election to the board of directors of the Company, any person or company who beneficially owns, directly or indirectly, or who exercises control or direction over

(or a combination of both) more than 10% of the issued and outstanding common shares of the Company, nor any associate or affiliate of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or proposed transaction which has materially affected or would materially affect the Company.

MANAGEMENT CONTRACTS

No management functions of the Company are to any substantial degree performed by a person or company other than the directors or executive officers of the Company.

APPOINTMENT OF AUDITOR

Auditor

The management of the Company intends to nominate Morgan & Company, Chartered Accountants, for re-appointment as auditor of the Company.  Forms of proxy given pursuant to the solicitation by the management of the Company will, on any poll, be voted as directed and, if there is no direction, for the re-appointment of Morgan & Company, Chartered Accountants, as auditor of the Company to hold office until the close of the next annual general meeting of the Company, at a remuneration to be fixed by the directors.  Morgan & Company, Chartered Accountants, was first appointed as auditor of the Company on August 3, 2000.

AUDIT COMMITTEE

The Company is required to have an audit committee comprised of not less than three directors, a majority of whom are not officers, control persons or employees of the Company or an affiliate of the Company.  The Company's current audit committee consists of Messrs. Kevin Hanson, Terry Amisano and Brad Kitchen.

Kevin Hanson is a Chartered Accountant qualified to practice in British Columbia since December, 1983 and is also a Certified Public Accountant qualified in California, Nevada and Illinois.  Terry Amisano is a Chartered Accountant qualified to practice in British Columbia since December, 1984.  Brad Kitchen has been a corporate finance consultant for the past seven years.  He was an investment broker over an eleven year period with CIBC World Markets and TD Securities Inc.  He currently provides advice to small and medium sized companies on corporate finance issues and as such has the necessary understanding of accounting principles applicable to the Company and the implementation of such.

Audit Committee Charter

The text of the audit committee’s charter is attached as Schedule “A” to this Circular.

Independence

Multilateral Instrument 52-110 Audit Committees, (“MI 52-110”) provides that a member of an audit committee is “independent” if the member has no direct or indirect material relationship with the Company, which could, in the view of the Company’s board of directors, reasonably interfere with the exercise of the member’s independent judgment.

The majority of the members of the Company’s audit committee, are independent as that term is defined above.

Financial Literacy

MI 52-110 provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

All of the directors of the Company are financially literate as that term is defined.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, the audit committee of the Company has not made any recommendations to nominate or compensate an external auditor which were not adopted by the board of directors of the Company.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on:

(a)

the exemption in section 2.4 (De Minimis Non-audit Services) of MI 52-110; or

(b)

an exemption from MI 52-110, in whole or in part, granted under Part 8 (Exemptions).

Pre-Approval Policies and Procedures

The audit committee has not adopted any specific policies and procedures for the engagement of non-audit services.

Audit Fees

The following table sets forth the fees paid by the Company and its subsidiaries to Morgan & Company, Chartered Accountants, for services rendered in the last two fiscal years:

	2004	2005
Morgan &Company	($ thousand)
Audit fees	$13,625	$4,400
Audit-related fees	0	0
Tax fees	0	0
All other fees	0	0
Total	$13,625	$4,400

Exemption in Section 6.1

The Company is a “venture issuer” as defined in MI 52-110 and is relying on the exemption in section 6.1 of MI 52-110 relating to Parts 3 (Composition of Audit Committee) and 5 (Reporting Obligations).

Reconfirmation of Stock Option Plan

At a meeting of the Company’s shareholders held on September 28, 2004, the Company received shareholder approval to a Stock Option Plan which allowed the board of directors, from time to time, in its sole discretion, to issue incentive stock options to directors, senior officers, full-time and part-time employees and other persons who perform management or consulting services or investor relations services to the Company on an ongoing basis.  The Stock Option Plan permits the board of directors to determine the number of shares to be acquired on the exercise of such options at such price per share as the board of directors may determine provided that such must not be less than the last daily closing price of the Company’s shares on any exchange or quotation system on which such shares are listed or quoted for trading at the time of awarding such options less any discounts as may be permitted by the policies of such exchange or quotation system.  The duration of the options are at the determination of the board of directors provided that if the option is held by a director of the Company and such holder ceases to be a director of the Company, other than by reason of death, the option must expire on the 30th day following the date on which such party ceases to be a director of the Company (unless that director continues to be engaged as an employee of the Company in which case the initial expiry date of the option remains unchanged) or unless such director ceases to meet the qualifications to remain a director of the Company as provided in the Business Corporations Act (British Columbia) or has been removed by the shareholders of the Company or by order of British Columbia Securities Commission or any regulatory body having jurisdiction to so order in which case the expiry date the option is immediately upon the option holder ceasing to be a director of the Company.  In the event that the option holder is an employee of the Company and ceases to remain an employee of the Company other than by reason of death (or if the employee is a party providing investor relations services or management services or consulting services to the Company and ceases to continue to provide such services to the Company) the expiry date of the option is on the 30th day following the date upon which such option holder ceases to be an employee of the Company or ceases to provide such investor, management or consulting services to the Company unless the option holder ceases to remain an employee by reason of termination for cause or by order of the British Columbia Securities Commission or any regulatory body having jurisdiction to so order in which case the expiry date is immediately upon such option holder ceasing to be an employee of the Company.

The maximum number of shares which may be issued upon exercise of outstanding options shall not exceed 20% of the Company’s shares issued and outstanding from time to time provided that the Company may not grant options to any one person which when exercised will exceed 5% of the issued and outstanding shares of the Company.  Also, the Company may not grant options to any person and that person’s Associates that will, in the aggregate, when exercised, exceed, in any 12 month period, 5% of the issued and outstanding shares of the Company.  If any option expires or otherwise terminates for any reason without having been exercised in full, the number of shares in respect of which the option expired or terminated shall again be available for the purposes of the Stock Option Plan.

The number of shares exercisable under an outstanding option are subject to adjustment in the event of consolidation, subdivision, conversion, exchange or reclassification of the underlying common shares of the Company.

All options granted under the Stock Option Plan may not be assigned and are non-transferable.

Since the Stock Option Plan allows the issuance to directors and officers of the Company in excess of 10% of the number of the Company’s common shares outstanding at one time, in order to rely upon relevant securities exemptions to issue options, the Company must obtain disinterested shareholder approval to the Stock Option Plan.  Disinterested shareholder approval requires approval by a majority of the votes cast at a meeting of the securityholders of the Company other than votes attached to securities beneficially owned by those persons to whom securities may be issued under the Stock Option Plan.  As a result, any shares currently held by Kevin Hanson, Terry Amisano, Brad Kitchen or Roy Brown (which at the date of this information circular totalled 1,250,000 shares) will not be voted on the resolution to reconfirm the Company’s Stock Option Plan.

A copy of the Stock Option Plan is available for review at the offices of the Company at suite 604 – 750 West Pender Street, Vancouver, British Columbia  V6C 2T7 during normal business hours up to and including the date of the Meeting.

The Company is asking disinterested shareholders to approve the following resolutions:

“RESOLVED THAT:

1.

the Company’s stock option plan (the “Plan”) be and the same is hereby adopted and reconfirmed;

2.

the board of directors be authorized to grant options under and subject to the terms and conditions of the Plan which may be exercised to purchase up to 20% of the common shares from time to time issued and outstanding of the Company; and

3.

the directors and officers of the Company be authorized and directed to perform such acts and deeds and things and to execute all such documents, agreements and other writings as may be required to give affect to the true intent of these resolutions.”

PARTICULARS OF MATTERS TO BE ACTED UPON

General Matters

It is not known whether any other matters will come before the Meeting other than those set forth above and in the Notice of Meeting, but if any other matters do arise, the person named in the Proxy intends to vote on any poll, in accordance with his or her best judgement, exercising discretionary authority with respect to amendments or variations of matters set forth in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment of the Meeting.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.  Financial information about the Company is provided by the Company’s comparative annual financial statements to April 30, 2005, a copy of which, together with Management’s Discussion and Analysis thereon, accompanies this Circular.  Additional financial information concerning the Company may be obtained by any securityholder of the Company free of charge by contacting the Company’s  President, Kevin Hanson, at 604- 89-0188.

BOARD APPROVAL

The contents of this Circular have been approved and its mailing authorized by the directors of the Company.

DATED at Vancouver, British Columbia, the 18th day of August, 2005.

ON BEHALF OF THE BOARD

(signed) “Kevin R. Hanson”

Chief Executive Officer and President,

Proxy

ANNUAL MEETING OF SHAREHOLDERS OF

BROCKTON CAPITAL CORP.

TO BE HELD AT THE OFFICES OF THE COMPANY, SUITE 1100, 888 DUNSMUIR STREET, VANCOUVER, BRITISH COLUMBIA ON TUESDAY, SEPTEMBER 22, 2005, AT 10:00 AM

The undersigned shareholder ("Registered Shareholder") of the Company hereby appoints, Kevin R. Hanson, President and a Director of the Company, or failing this person, Terry Amisano, a Director of the Company, or in the place of the foregoing, ____________________ (*print the name*), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at the Meeting.

REGISTERED HOLDER SIGN HERE: ____________________________________

DATE SIGNED: ____________________________________

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. To fix the number of directors at three			n/a
2. To elect Kevin R. Hanson as Director		n/a	
3. To elect Terry Amisano as Director		n/a	
4. To elect Brad Kitchen as Director		n/a	
5. Appointment of Morgan & Company as auditors of the Company		n/a	
6. To reconfirm the Company's Stock Option Plan		n/a	

If the Registered Shareholder does not wish to confer discretionary authority on the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out above or matters which may properly come before the Meeting, please tick this box □.

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified in this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

   OR

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, unless otherwise specified by the Registered Shareholder, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

***To be represented at the Meeting,* a proxy must be *DEPOSITED* at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than the close of business (Vancouver, British Columbia time) on Monday, September 19, 2005 (or before 48 hours, excluding Saturdays, Sundays and holidays before any adjournment of the meeting at which the proxy is to be used).**

The mailing address of Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.

Telephone voting can be completed at 1-888-Tel-Vote (1-888-835-8683) and Internet voting at http://www.stocktronics.com/webvote

August 18, 2005

Dear Shareholder:

BROCKTON CAPITAL CORP.
(the “Company”)

Request for Printed Copies of Annual and Interim Financial Statements and MD&A

In accordance with National Instrument 51-102, Continuous Disclosure Obligations, the registered and beneficial owners of our shares may request a copy of our annual financial statements and management discussion and analysis (“MD&A”) for the annual financial statements, our interim financial statements and MD&A, or both.

If you wish to receive printed copies of any of these documents, please indicate your request by completing this form and returning it to:

BROCKTON CAPITAL CORP.
Suite 604, 750 West Pender Street
Vancouver, B.C.
V6C 2T7

As an alternative to receiving these financial statements and MD&A by mail, you may view them on the Company’s profile on SEDAR at www.sedar.com.

REQUEST TO RECEIVE ANNUAL AND INTERIM FINANCIAL STATEMENTS AND MD&A
OF BROCKTON CAPITAL CORP. [the “Company”]

☐

A.   Please send me the annual financial statements and MD&A.

☐

B.   Please send me the interim financial statements and MD&A.

☐

C.   Please send me both A and B.

I confirm that I am a registered and/or beneficial holder of shares of the Company.

Signature

Name of Shareholder - Please Print

Address

Postal Code

Name and title of person signing, if different from

name above

BROCKTON CAPITAL CORP.

(A Development Stage Company)

REPORT AND FINANCIAL STATEMENTS

April 30, 2005 and 2004

(Stated in Canadian Dollars)

AUDITORS’ REPORT

To the Shareholders,

Brockton Capital Corp.

(A Development Stage Company)

We have audited the balance sheets of Brockton Capital Corp. (A Development Stage Company) as at April 30, 2005 and 2004 and the statements of operations and cash flows for each of the years in the three year period ended April 30, 2005 and for the period February 8, 2000 (Date of Incorporation) to April 30, 2005 and the statement of shareholders’ equity for the period February 8, 2000 (Date of Incorporation) to April 30, 2005.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three year period ended April 30, 2005 and for the period February 8, 2000 (Date of Incorporation) to April 30, 2005, in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada	“Morgan & Company”
August 23, 2005	Chartered Accountants

COMMENTS BY AUDITOR FOR US. READERS

ON CANADA-U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements.  In the United States, reporting standards for auditors also require the additional of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the change described in Note 2 to the financial statements.  Our report to the shareholders, dated August 23, 2005, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor’s report when these are adequately disclosed in the financial statements or a reference to such a change in accounting principles in the auditor’s report when the change is property accounted for and adequately disclosed in the financial statements.

Vancouver, Canada	“Morgan & Company”
August 23, 2005	Chartered Accountants

BROCKTON CAPITAL CORP.

(A Development Stage Company)

BALANCE SHEETS

April 30, 2005 and 2004

(Stated in Canadian Dollars)

ASSETS	2005	2004

Current
Cash and cash equivalents	$ 5,865	$ 50,558
GST receivable	2,903	4,327
Inventory – Notes 3 and 4	4,735	-
Notes and accrued interest receivable – Notes 4 and 8	-	121,664

	13,503	176,549
Rights – Notes 4 and 8	123,610	-

	$ 137,113	$ 176,549

LIABILITIES

Current
Accounts payable and accrued liabilities – Note 6	$ 43,590	$ 26,495

SHAREHOLDERS’ EQUITY

Share Capital – Notes 5 and 6	207,342	371,592
Contributed surplus – Note 8	168,750	-
Deficit accumulated during the development stage	(282,569)	(221,538)

	93,523	150,054

	$ 137,113	$ 176,549

Nature and Continuance of Operations – Note 1

Commitments – Notes 4 and 5

APPROVED BY THE DIRECTORS:

“Terry Amisano”	“Kevin Hanson”
Director	Director
Terry Amisano	Kevin Hanson

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.

(A Development Stage Company)

STATEMENTS OF OPERATIONS

for the years ended April 30, 2005, 2004 and 2003

and for the period from February 8, 2000 (Date of Incorporation) to April 30, 2005

(Stated in Canadian Dollars)

				February 8, 2000
				(Date of
				Incorporation) to
	Years ended April 30,			April 30,
	2005	2004	2003	2005

Administrative Expenses
Accounting, audit and legal – Note 6	$ 24,406	$ 37,820	$ 21,605	$ 106,354
Consulting fees	2,383	1,826	2,060	12,869
Equipment rental – Note 6	6,000	6,000	6,000	22,000
Filing fees	5,357	3,188	3,446	12,386
General and administrative	169	2,974	756	3,899
Interest and bank charges	768	422	268	2,054
Investor relations	625	6,339	-	6,964
Marketing	-	-	1,170	1,170
Office rent – Note 6	9,000	9,000	9,000	33,000
Office supplies – Note 6	3,000	3,000	3,178	11,178
Promotion	1,481	1,677	539	4,164
Transfer agent fees	4,103	9,861	4,087	22,832
Travel	-	1,729	4,529	8,171

Loss before other items	(57,292)	(83,836)	(56,638)	(247,041)

Other items:
Other income	-	961	-	961
Interest income	2,261	11,513	10,865	41,638
Write-off of deferred investment expenses	-	(72,127)	-	(72,127)
Write-down of inventory to net realizable value	(6,000)	-	-	(6,000)

Net loss for the year	$ (61,031)	$ (143,489)	$ (45,773)	$ (282,569)

Basic and diluted loss per share	$ (0.01)	$ (0.08)	$ (0.02)

Weighted average number of shares outstanding	5,018,322	1,837,500	1,837,500

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.

(A Development Stage Company)

STATEMENTS OF CASH FLOWS

for the years ended April 30, 2005, 2004 and 2003

and for the period from February 8, 2000 (Date of Incorporation) to April 30, 2005

(Stated in Canadian Dollars)

				February 8,
				2000
				(Date of
				Incorporation)
	Years ended April 30,			to April 30,
	2005	2004	2003	2005
Operating Activities
Net loss for the year	$ (61,031)	$ (143,489)	$ (45,773)	$ (280,869)
Add (deduct) items not involving cash:
Interest accrual on notes receivable	(1,946)	-	-	(1,946)
Write-off of deferred investment expenses	-	72,127	-	72,127
Write-down of inventory to net realizable value	6,000	-	-	6,000
Changes in non-cash working capital items related to operations:
GST and interest receivable	1,424	3,050	(883)	(2,903)
Inventory	(10,735)	-	-	(10,735)
Prepaid expenses	-	9,700	(9,700)	-
Accounts payable and accrued liabilities	17,095	6,114	8,688	41,890

Cash used in operating activities	(49,193)	(52,498)	(47,668)	(176,436)

Investing Activities
Notes and accrued interest receivable	-	(49,414)	(72,250)	(121,664)
Deferred investment expenses	-	(34,679)	(37,448)	(72,127)

Cash used in investing activities	-	(84,093)	(109,698)	(193,791)

Financing Activities
Proceeds from shares issued	4,500	-	-	448,875
Share issue costs	-	-	-	(72,783)

Cash provided by financing activities	4,500	-	-	376,092

Increase (decrease) in cash and cash equivalents during the year	(44,693)	(136,591)	(157,366)	5,865

Cash and cash equivalents at the beginning of the year	50,558	187,149	344,515	-
Cash and cash equivalents at the end of the year	$ 5,865	$ 50,558	$ 187,149	$ 5,865

…/Cont’d

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.

Continued

(A Development Stage Company)

STATEMENTS OF CASH FLOWS

for the years ended April 30, 2005, 2004 and 2003

and for the period from February 8, 2000 (Date of Incorporation) to April 30, 2005

(Stated in Canadian Dollars)

February 8,
2000
(Date of
Incorporation)
to
	Years ended April 30,			April 30,
	2005	2004	2003	2005

Cash and cash equivalents consist of:
Cash	$ 5,865	$ 10,558	$ 3,873	$ 5,865
Term deposits	-	40,000	183,276	-

	$ 5,865	$ 50,558	$ 187,149	$ 5,865

Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$ -	$ -	$ -	$ -

Income taxes	$ -	$ -	$ -	$ -

Non-cash Transactions – Note 8

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.

(A Development Stage Company)

STATEMENT OF SHAREHOLDERS’ EQUITY

for the period from February 8, 2000 (Date of Incorporation) to April 30, 2005

(Stated in Canadian Dollars)

				Retained
				Earnings
				(Deficit)
				Accumulated
	Common Stock			During the
	Number of		Contributed	Development
	Shares	Amount	Surplus	Stage	Total

Balance, February 8, 2000 (Date of Incorporation)	-	$ -	$ -	$ -	$ -

Net income for the period	-	-	-	737	737

Balance, April 30, 2000	-	-	-	737	737

Cash received from escrow share issuances at $0.075 per share	2,250,000	168,750	-	-	168,750
Net income for the year	-	-	-	1,297	1,297

Balance, April 30, 2001	2,250,000	168,750	-	2,034	170,784

Cash received from share issuances at $0.15 per share	1,837,500	275,625	-	-	275,625
Less share issue costs	-	(72,783)	-	-	(72,783)
Net loss for the year	-	-	-	(34,310)	(34,310)

Balance, April 30, 2002	4,087,500	371,592	-	(32,276)	339,316

Net loss for the year	-	-	-	(45,773)	(45,773)

Balance, April 30, 2003	4,087,500	371,592	-	(78,049)	293,543

Net loss for the year	-	-	-	(143,489)	(143,489)

Balance, April 30, 2004	4,087,500	371,592	-	(221,538)	150,054
Cancel escrow shares	(2,250,000)	(168,750)	168,750	-	-
Cash received from share
issuance at $0.001 per share	4,500,000	4,500	-	-	4,500

Net loss for the year	-	-	-	(61,031)	(61,031)

Balance, April 30, 2005	6,337,500	$ 207,342	$ 168,750	$ (282,569)	$ 93,523

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.

(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

April 30, 2005, 2004 and 2003

(Stated in Canadian Dollars)

Note 1

Nature and Continuance of Operations

The Company is in the development stage and during the year ended April 30, 2005, entered into a distributor agreement with Cyberhand Technologies Inc. (“Cyberhand”) to acquire the right to market, sell and distribute in Canada the full product line of Cyberhand.

These financial statements have been prepared on a going concern basis.  The Company has a working capital deficiency of $30,087, has yet to achieve profitable operations and has accumulated a deficit of $282,569 since inception.  Its ability to continue as a going concern is dependent upon the ability of the Company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.  The outcome of these matters cannot be predicted with any certainty at this time and raise substantial doubt that the Company will be able to continue as a going concern.  These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.  The Company anticipates that additional funding will be in the form of equity financing from the sale of common shares.  The Company may also seek to obtain short-term loans from the directors of the Company.  There are no current arrangements in place for equity funding or short-term loans.

At April 30, 2004, the Company’s shares were listed on the TSX Venture Exchange (“TSX”) and the Company was classified as a Capital Pool Company as defined in the TSX policy 2.4.  Effective June 16, 2004, the Company was delisted from trading on the TSX-V at the request of the Company and effective March 28, 2005, the Company’s common shares commenced trading on the Over-The-Counter Bulletin Board in the United States of America.

The Company was incorporated under the Company Act of the Province of British Columbia on February 8, 2000.

Note 2

Change in Accounting Policies

Effective for fiscal years commencing on or after January 1, 2004, Canadian generally accepted accounting principles require the fair value of all share purchase options granted for year-ends commencing on or after January 1, 2002 to be expensed over their vesting period with a corresponding increase to contributed surplus.  Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.  Previously only share purchase options granted to non-employees followed this method and options granted to employees were not expensed.

Brockton Capital Corp.

(A Development Stage Company)

Notes to the Financial Statement

April 30, 2005, 2004 and 2003

(Stated in Canadian Dollars) – Page 2

Note 2

Change in Accounting Policies – (cont’d)

The Company has adopted the new policy on a retroactive basis, however, no share purchase options granted after May 1, 2002 have vested and accordingly there have been no changes to the financial statements as a result of this change.  The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant.  Option pricing models require the input of highly subjective assumptions, including the expected price volatility.  Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing do not necessarily provide a reliable single measure of the fair value of the Company’s share purchase options.

Note 3

Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada and are stated in Canadian dollars.  These financial statements conform in all respects with GAAP in the United States of America.  Because a precise determination of many assets and liabilities is depended on the future events, the preparation of financial statements for a period necessarily involves the use of estimates, which have been made using careful judgement.  Actual results could differ from these estimates.

These financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of significant accounting policies summarized below:

a)

Cash and Cash Equivalents

Cash and cash equivalents consist of all highly liquid investments that are readily convertible to cash and have maturities of three months or less when purchased.

b)

Inventory

Inventory is recorded at the lower of cost and net realizable value.  Cost is determined using the first in first out method.  Inventory consists of finished goods.

c)

Loss Per Share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of shares outstanding during the year.  Diluted loss per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock.  The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the “if converted” method.  Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred.  Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

Brockton Capital Corp.

(A Development Stage Company)

Notes to the Financial Statement

April 30, 2005, 2004 and 2003

(Stated in Canadian Dollars) – Page 3

Note 3

Significant Accounting Policies – (cont’d)

d)

Financial Instruments

The carrying value of the Company’s financial instruments, consisting of cash and cash equivalents and accounts payable and accrued liabilities approximate their fair value due to the short-term maturity of such instruments. Notes and accrued interest receivable also approximate fair value. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

e)

Income Taxes

The Company follows the liability method of accounting for income taxes.  Under this method, current income taxes are recognized for the estimated income taxes payable for the current year.  Future income tax assets and liabilities are determined based on differences between tax and accounting basis of assets and liabilities.  The future tax assets or liabilities are calculated using the tax rates for the periods in which the differences are expected to be settled.  Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

f)

Rights

Intangible assets with indefinite lives are not amortized but are subject to an annual impairment test.  Other intangible assets are amortized over their estimated useful lives and are also tested for impairment annually.  Impairment write-downs will be charged to operations.

Note 4

Rights – Note 8

By a distributor agreement dated July 5, 2004, the Company acquired the non-exclusive right to market, sell and distribute in Canada the full product line of Cyberhand Technologies Inc. (“Cyberhand”).  Consideration paid was the assignment of the principal and accrued interest of $123,610 due from Cyberhand on promissory notes receivable.  Under the terms of the agreement, the Company agreed to purchase a minimum of 15,000 units on or before July 5, 2006, and upon completion of this minimum order, to purchase 50,000 units per month or forfeit its rights acquired under the July 5, 2004 agreement.  As required by the agreement, the Company purchased an initial stocking order of 200 units at a cost of $10,735.

Brockton Capital Corp.

(A Development Stage Company)

Notes to the Financial Statement

April 30, 2005, 2004 and 2003

(Stated in Canadian Dollars) – Page 4

Note 5

Share Capital

a)

Authorized:

100,000,000 common shares without par value

100,000,000 preferred shares without par value

b)

Commitments:

Stock-based Compensation Plan

The Company has granted directors and officers common share purchase options.  Options are granted with an exercise price equal to the market price of the Company’s stock on the date of the grant, however, the Company was not publicly listed at the date of the grant and the options were priced equal to the offering price on the Company’s Initial Public Offering.  Unless otherwise stated, share purchase options vest when granted.  Details of share purchase options for the year ended April 30, 2005 and 2004 are as follows:

	April 30, 2005		April 30, 2004
		Weighted		Weighted
	Number	Average	Number	Average
	of	Exercise	of	Exercise
	Shares	(1) Price	Shares	Price

Options outstanding and exercisable at beginning of year	302,500	$0.15	302,500	$0.15
Granted	-	-	105,000	$0.19
Cancelled	-	-	(105,000)	$0.19

Options outstanding and exercisable at end of year	302,500	$0.15	302,500	$0.15

At April 30, 2005, directors and officers of the Company held 302,500 common share purchase options. Each option entitles the holder to purchase one share for each option held at $0.15 per share. These options expire on August 28, 2006.

c)

Escrow Shares:

At April 30, 2004, there were 2,250,000 common shares held in escrow, whose release was subject to the policies of the TSX.  During the year ended April 30, 2005, the Company delisted from the TSX at the Company’s request and, as a result, its escrow shares were cancelled and returned to treasury.

Brockton Capital Corp.

(A Development Stage Company)

Notes to the Financial Statement

April 30, 2005, 2004 and 2003

(Stated in Canadian Dollars) – Page 5

Note 6

Related Party Transactions

The Company incurred the following expenses charged by a partnership controlled by two directors of the Company:

	Years ended April 30,
	2005	2004	2003

Accounting fees	$ 5,926	$ 16,109	$ 9,943
Equipment rental	6,000	6,000	6,000
Office rent	9,000	9,000	9,000
Office supplies	3,000	3,000	3,000

	$ 23,926	$ 34,109	$ 27,943

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

At April 30, 2005, accounts payable and accrued liabilities includes $17,340 (2004:  $6,205) to a partnership controlled by two directors of the Company.

During the year ended April 30, 2005, directors and officers were issued 1,250,000 shares at $0.001 per share pursuant to a private placement.

Note 7

Corporation Income Tax Losses

At April 30, 2005, the Company has accumulated eligible capital costs of $116,803 and non-capital losses totaling $266,022, which are available to reduce taxable income in future taxation years.  The non-capital losses expire as follows:

2007	$ 420
2008	2,748
2009	48,867
2010	60,060
2014	85,080
2015	68,847

$ 266,022

Brockton Capital Corp.

(A Development Stage Company)

Notes to the Financial Statement

April 30, 2005, 2004 and 2003

(Stated in Canadian Dollars) – Page 6

Note 7

Corporation Income Tax Losses – (cont’d)

Significant components of the Company’s future tax assets and liabilities, after applying enacted corporate income tax rates are as follows:

	2005	2004

Future income tax assets
Net tax losses carried forward	$ 93,108	$ 69,011
Share issue costs	5,094	10,189
Cumulative eligible capital	51,381	18,933

	149,583
Less: valuation allowance	(149,583)	(98,133)

	$ -	$ -

The Company recorded a valuation allowance against its future income tax assets based on the extent to which it is more-likely-than-not that sufficient taxable income will not be realized during the carry forward periods to utilize all the future tax assets.

Note 8

Non-cash Transactions

Investing and financing activities that do not have an impact on current cash flows are excluded from the statement of cash flows. The following transactions have been excluded:

During the year ended April 30, 2005;

a)

the Company cancelled and returned to treasury 2,250,000 common shares previously issued at $0.075 per share ($168,750).  The amount paid for these shares has been recorded as contributed surplus.

b)

the Company acquired Rights (Note 4) in exchange for notes and accrued interest receivable of $123,610.

FORM 52-109F1

CERTIFICATION OF ANNUAL FILINGS

I, Kevin Hanson, Executive Chairman and Acting Chief Executive Officer of Brockton Capital Corp., certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’’ Annual and Interim Filings) of Brockton Capital Corp. (the issuer) for the period ending April 30, 2005;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining   disclosure controls and procedures for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b)

evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

Date: August 26, 2005

‘Kevin Hanson’

Name

President and Chief Executive Officer

of  Brockton Capital Corp.

FORM 52-109F1

CERTIFICATION OF ANNUAL FILINGS

I, Roy Brown, Chief Financial Officer of Brockton Capital Corp., certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’’ Annual and Interim Filings) of Brockton Capital Corp. (the issuer) for the period ending April 30, 2005;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining   disclosure controls and procedures for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b)

evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

Date: August 26, 2005

“Roy Brown”

Name

Chief Financial Officer

of  Brockton Capital Corp.

BROCKTON CAPITAL CORP.

YEAR-END REPORT

for the year ended April 30, 2005

MANAGEMENT DISCUSSION AND ANALYSIS

1.1

Date of Report:

August 26, 2005

1.2

Overall Performance

Nature of Business and Overall Performance

The Company is in the development stage.  Effective August 1, 2001, the Company completed its initial public offering (“IPO”), having received approval from the British Columbia Securities Commission and the Alberta Securities Commission and issued 1,750,000 common shares at $0.15 per share for net proceeds of $189,717.  On August 27, 2001, the common shares of the Company were listed for trading on the TSX Venture Exchange (“TSX”).

The Company’s principle business since its listing on the TSX on August 27, 2001 was to identify and evaluate opportunities for the acquisition of an interest in assets or businesses and, once identified and evaluated, to negotiate an acquisition or participation subject to receipt of shareholder approval and acceptance for filing by the TSX.  The Company was required to complete an acquisition on or before March 31, 2003.

On August 28, 2003, trading in the shares of the Company was suspended, as the Company had not completed its qualifying transaction within eighteen months of the Company’s listing.  Effective June 16, 2004, the Company was delisted from trading on the TSX at the request of the Company.  The reason for the request was due to default risks associated with the proposed Cyberhand acquisition (see “Business Acquisition and Financing). Subsequent to the delisting, the Company cancelled and returned to treasury the original 2,250,000 escrow common shares previously issued to insiders of the Company (including the directors of the Company) at $0.075 per share ($168,750) and completed a private placement of 4,500,000 common shares at $0.001 per share.

Effective June 24, 2002, the Company became registered and fully reporting with the United States Securities and Exchange Commission and effective March 28, 2005 the Company’s common shares commenced trading on the OTCBB.

Brockton Capital Corp.

(A Development Stage Company)

Notes to the Financial Statement

April 30, 2005, 2004 and 2003

(Stated in Canadian Dollars) – Page 2

Business Acquisition and Financing

By a Letter of Intent dated September 4, 2002 and a formal agreement dated August 28, 2003 the Company agreed to acquire 100% of the common shares of a private company, Cyberhand Technologies Inc. (“Cyberhand”) in consideration for the issuance of 8,130,000 common shares of the Company at approximately $0.20 per share.  Cyberhand, incorporated in Alberta Canada, is developing new technologies specific to consumer electronics.  The transaction was approved on December 12, 2003 by the shareholders, but was subject to completion of financing and further regulatory approval.  On March 17, 2003, the Company received conditional regulatory approval to the transaction subject to a number of conditions, the most significant of which was the completion of a private placement of a minimum $1,600,000.  Effective March 31, 2004, the Company had not completed this private placement and the agreement was terminated, as it could not be closed within the time frame provided.

The Company had advanced $109,280 to Cyberhand pursuant to various promissory notes, which bear interest at 10% per annum and were secured by general security agreements on the assets of Cyberhand.  The principal and interest was due and payable at April 30, 2004.  Accrued interest receivable was $14,330.

On July 5, 2004, the Company entered into a distribution agreement with Cyberhand to acquire the right to market, sell and distribute in Canada the full product line of Cyberhand, including the Pocketop wireless folding keyboard and a new family of ergonomic mouse products.  Consideration for this right was the assignment of principal and accrued interest receivable on the promissory notes above.

Pursuant to the distribution agreement, the Company agreed to purchase a minimum of 15,000 units on or before July 5, 2006, and upon completion of this minimum order, to purchase 50,000 units per month or forfeit its rights under this agreement.  As required by the agreement, the Company also purchased the initial stocking order of 200 units at a cost of $10,735.

The Company also paid a total of $72,127 in respect to a sponsorship agreement and various other directly related expenses for the acquisition noted above.  These costs were written off upon termination of the agreement.

On September 26, 2001, the agent of the initial public offering exercised 87,500 agent’s share purchase options at $0.15 per share for net proceeds to the Company of $13,125.

On September 29, 2004, the Company completed a private placement for the issue of 4,500,000 common shares at $0.001 per share for proceeds of $4,500.  Subscribers to this placement include directors of the Company (1,250,000).

By a stock option agreement dated May 14, 2003, the Company granted 105,000 share purchase options to a director of the Company entitling him to acquire up to 105,000 common shares at $0.19 per share exercisable to May 14, 2008. This option did not receive regulatory approval and consequently was cancelled.

Brockton Capital Corp.

(A Development Stage Company)

Notes to the Financial Statement

April 30, 2005, 2004 and 2003

(Stated in Canadian Dollars) – Page 2

The Company has been unable to generate profitable sales and has written its inventory on hand down to its net realizable value of $4,735.  Cyberhand has improved its financial situation over the last year and has indicated to the Company that it expects to have marketable products available for the Company to market, sell and distribute in Canada.

1.3

Selected Annual Information

The following financial data are selected information for the Company for the three most recently completed financial years:

Years ended April 30,
	2005	2004	2003

Total revenues	$ -	$ -	$ -
Loss before discontinued operations and extraordinary items	(61,031)	$ (143,489)	$ (45,773)
Basic and diluted loss per share before discontinued operations and extraordinary items	$ (0.01)	$ (0.08)	$ (0.02)
Net loss	$ (61,031)	$ (143,489)	$ (45,773)
Basic and diluted loss per share	$ (0.01)	$ (0.08)	$ (0.02)
Total assets	$ 137,113	$ 176,549	$ 313,924
Total long-term liabilities	$ -	$ -	$ -
Cash dividends per share	$ -	$ -	$ -

Fluctuation in reported earnings during the years are primarily due to fluctuations in legal and accounting fees related to potential projects being undertaken, investor relations costs incurred during 2004, reduction of interest income due to funds used in 2005 and the write-off of deferred investment expenses in 2004.

1.4

Results of Operations

Operations during the year ended April 30, 2005 were primarily related to completion of a distribution agreement with Cyberhand and listing of the Company’s common shares on the OTCBB.  There were no investor relations arrangements entered into during the period.  There also were no legal proceedings, contingent liabilities, defaults under debt or other contractual obligations, breach of any laws or special resolutions during the period.

At April 30, 2005, the Company had a total working capital deficit of $30,087.  Therefore, in order to continue operations, the Company will need to obtain new financing or generate profitable operations within the next few months.

Brockton Capital Corp.

(A Development Stage Company)

Notes to the Financial Statement

April 30, 2005, 2004 and 2003

(Stated in Canadian Dollars) – Page 2

1.5

Summary of Quarterly Results

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	April 30,	Jan 31,	Oct 31,	July 31,	April 30,	Jan 31,	Oct 31,	July 31,
	2005	2005	2004	2004	2004	2004	2003	2003

Total revenues	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Net loss before discontinued operations and extraordinary items:
Total	$ (20,287)	$ (14,359)	$ (18,176)	$ (8,209)	$ (85,672)	$ (33,608)	$ (13,561)	$ (10,648)
Per share	$ -	$ -	$ (0.01)	$ -	$ (0.05)	$ (0.02)	$ (0.01)	$ (0.01)
Per share, fully diluted	$ -	$ -	$ (0.01)	-	(0.05)	$ (0.02)	$ (0.01)	$ (0.01)
Net loss:
Total	$ (20,287)	$ (14,359)	$ (18,176)	$ (8,209)	$ (85,672)	$ (33,608)	$ (13,561)	$ (10,648)
Per share	$ -	$ -	$ (0.01)	$ -	$ (0.05)	$ (0.02)	$ (0.01)	$ (0.01)
Per share, fully diluted	$ -	$ -	$ (0.01)	$ -	$ (0.05)	$ (0.02)	$ (0.01)	$ (0.01)

1.6

Liquidity

The Company has total assets of $137,113.  The primary assets of the Company are cash of $5,865, inventory of $4,735 and marketing and distribution rights carried at $123,610.  The Company has no long-term liabilities and has working capital deficit of $30,087.  It is management’s opinion that the Company’s operating requirements for the next year will not be met without additional funding.  Management is currently reviewing financing alternatives including additional private placements and loans from related parties.

1.7

Capital Resources

The Company has acquired certain marketing and distribution rights, as described in Note 4 to the financial statements, for the non-exclusive right to market, sell and distribute in Canada the full product line of Cyberhand.  Under the terms of the distributor agreement, the Company has agreed to purchase a minimum of 15,000 units of inventory on or before July 5, 2006.  Upon completion of the minimum order, the Company is required to purchase 50,000 units per month in order to retain its rights under the agreement.

1.8

Off Balance Sheet Arrangements

There are no off-balance sheet arrangements to which the Company is committed.

Brockton Capital Corp.

(A Development Stage Company)

Notes to the Financial Statement

April 30, 2005, 2004 and 2003

(Stated in Canadian Dollars) – Page 2

1.9

Transactions with Related Parties

The Company incurred charges with directors of the Company and companies with common directors as follows:

	Years ended April 30,
	2005	2004	2003

Accounting	$ 5,926	$ 16,109	$ 9,943
Equipment rental	6,000	6,000	6,000
Office supplies	3,000	3,000	9,000
Rent	9,000	9,000	3,000

	$ 23,926	$ 34,109	$ 27,943

1.10

Fourth Quarter

Results of operations for the fourth quarter are consistent with those of the previous quarters.  See Item 1.5 above.

1.11

Proposed Transactions

N/A

1.12

Critical Accounting Estimates

Management has determined that no impairment write-down is required for inventory on hand and for the intangible assets (rights) purchased during the period. See 1.2 and 1.7 above.

1.13

Changes in Accounting Policies

Effective May 1, 2004, the Company adopted the amended CICA Handbook Section 3870 – “Stock-based Compensation and Other Stock-based Payments” whereby all stock-based compensation is accounted for using a fair value based method of accounting.  Previously, the Company accounted for stock-based compensation using the settlement method, whereby no compensation costs was recorded in the financial statements for stock options granted.  No options subsequently granted have vested and accordingly, there have been no changes to the financial statements as a result of this change.

Brockton Capital Corp.

(A Development Stage Company)

Notes to the Financial Statement

April 30, 2005, 2004 and 2003

(Stated in Canadian Dollars) – Page 2

1.14

Financial Instruments and Other Instruments

The carrying value of cash and cash equivalents and accounts payable and accrued liabilities approximate their fair values due to the short maturity of those instruments.  Unless otherwise noted, it is managements’ opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements.

1.15

Other MD&A Requirements

a)

Additional information relating to the Company is on SEDAR at www.sedar.com.

b)

Disclosure of Outstanding Share Capital

a)

Authorized:

100,000,000 common shares without par value

100,000,000 preferred shares without par value

	Common Stock
	Number of
	Shares	Amount

Balance, April 30, 2004	4,087,500	$ 371,592
Shares cancelled pursuant to delisting from TSX	(2,250,000)	(168,750)
Private placement	4,500,000	4,500

Balance, April 30, 2005 and August 26, 2005	6,337,500	$ 207,342

b)

Commitments:

Stock-based Compensation Plan

The Company has granted directors and officers common share purchase options.  Options are granted with an exercise price equal to the market price of the Company’s stock on the date of the grant, however, the Company was not publicly listed at the date of the grant and the options were priced equal to the offering price on the Company’s Initial Public Offering.  Unless otherwise stated, share purchase options vest when granted.  Details of share purchase options are as follows:

Brockton Capital Corp.

(A Development Stage Company)

Notes to the Financial Statement

April 30, 2005, 2004 and 2003

(Stated in Canadian Dollars) – Page 2

1.15

Other MD&A Requirements – (cont’d)

b)

Disclosure of Outstanding Share Capital – (cont’d)

b)

Commitments: – (cont’d)

Stock-based Compensation Plan – (cont’d)

	Years ended April 30,
	2005		2004
		Weighted		Weighted
	Number	Average	Number	Average
	of	Exercise	of	Exercise
	Shares	(2) Price	Shares	Price

Options outstanding and exercisable at beginning of period	302,500	$0.15	302,500	$0.15
Granted	-	-	105,000	$0.19
Cancelled	-	-	(105,000)	-

Options outstanding and exercisable at end of period	302,500	$0.15	302,500	$0.15

At April 30, 2005, directors and officers of the Company held the 302,500 common share purchase options outstanding.  Each option entitles the holder to purchase one share at $0.15 each until August 28, 2006.  No changes in these amounts have occurred to August 26, 2005.

BROCKTON CAPITAL CORP.

(A Development Stage Company)

INTERIM FINANCIAL STATEMENTS

July 31, 2005

(Stated in Canadian Dollars)

(Unaudited)

THE ACCOMPANYING FINANCIAL STATEMENTS FOR THE QUARTERS ENDED JULY 31, 2005 AND 2004 HAVE NOT BEEN REVIEWED OR AUDITED BY THE CORPORATION’S AUDITORS.

BROCKTON CAPITAL CORP.

(A Development Stage Company)

INTERIM BALANCE SHEETS

July 31, 2005 and April 30, 2005

(Stated in Canadian Dollars)

(Unaudited)

	July 31,	April 30,
ASSETS	2005	2005

Current
Cash	$ 5,771	$ 5,865
GST receivable	1,316	2,903
Inventory	4,735	4,735
Prepaid expenses	1,027	-

	12,849	13,503

Rights – Note 2	123,610	123,610

	$ 136,459	$ 137,113

LIABILITIES

Current
Accounts payable and accrued liabilities – Note 4	$ 52,781	$ 43,590

SHAREHOLDERS’ EQUITY

Share Capital – Note 3	207,342	207,342
Contributed surplus	168,750	168,750
Deficit accumulated during the development stage	(292,414)	(282,569)

	83,678	93,523

	$ 136,459	$ 137,113

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.

(A Development Stage Company)

INTERIM STATEMENTS OF OPERATIONS

for the three months ended July 31, 2005 and 2004

(Stated in Canadian Dollars)

(Unaudited)

	Three months ended July 31,
	2005	2004

Administrative expenses
Accounting, audit and legal fees – Note 4	$ 4,572	$ 4,869
Equipment rental – Note 4	1,500	1,500
Filing fees (recovery)	-	(436)
Interest and bank charges	169	65
Office supplies – Note 4	750	750
Promotion	285	642
Rent – Note 4	2,250	2,250
Transfer agent fees	322	576

Loss before other item	(9,848)	(10,216)
Interest income	3	2,007

Net loss for the period	$ (9,845)	$ (8,209)

Basic and diluted loss per share	$ (0.00)	$ (0.00)

Weighted average number of shares outstanding	6,337,500	1,837,500

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.

(A Development Stage Company)

INTERIM STATEMENTS OF CASH FLOWS

for the three months ended July 31, 2005 and 2004

(Stated in Canadian Dollars)

(Unaudited)

	Three months ended July 31,
	2005	2004

Operating Activities
Net loss for the period	$ (9,845)	$ (8,209)
Item not involving cash:
Interest accrual on notes receivable	-	(1,946)
Changes in non-cash working capital items related to operations:
GST receivable	1,587	(658)
Inventory	-	(10,735)
Prepaid expenses	(1,027)	(682)
Accounts payable and accrued liabilities	9,191	(5,757)

Cash used in operating activities	(94)	(27,987)

Decrease in cash during the period	(94)	(27,987)

Cash and cash equivalents at the beginning of the period	5,865	50,558

Cash and cash equivalents at the end of the period	$ 5,771	$ 22,571

Cash and cash equivalents consists of:
Cash	$ 5,771	$ 2,571
Term deposits	-	20,000

	$ 5,771	$ 22,571

Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$ -	$ -

Income taxes	$ -	$ -

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.

(A Development Stage Company)

STATEMENT OF SHAREHOLDERS’ EQUITY

for the period from February 8, 2000 (Date of Incorporation) to July 31, 2005

(Stated in Canadian Dollars)

(Unaudited)

				Retained
				Earnings
				(Deficit)
				Accumulated
	Common Stock			During the
	Number of		Contributed	Development
	Shares	Amount	Surplus	Stage	Total

Balance, February 8, 2000 (Date of Incorporation)	-	$ -	$ -	$ -	$ -
Net income for the period	-	-	-	737	737

Balance, April 30, 2000	-	-	-	737	737
Cash received from escrow share issuances at $0.075 per share	2,250,000	168,750	-	-	168,750
Net income for the year	-	-	-	1,297	1,297

Balance, April 30, 2001	2,250,000	168,750	-	2,034	170,784
Cash received from share issuances at $0.15 per share	1,837,500	275,625	-	-	275,625
Less share issue costs	-	(72,783)	-	-	(72,783)
Net loss for the year	-	-	-	(34,310)	(34,310)

Balance, April 30, 2002	4,087,500	371,592	-	(32,276)	339,316
Net loss for the year	-	-	-	(45,773)	(45,773)

Balance, April 30, 2003	4,087,500	371,592	-	(78,049)	293,543
Net loss for the year	-	-	-	(143,489)	(143,489)

Balance, April 30, 2004	4,087,500	371,592	-	(221,538)	150,054
Cancel escrow shares	(2,250,000)	(168,750)	168,750	-	-
Cash received from share
issuance at $0.001 per share	4,500,000	4,500	-	-	4,500
Net loss for the year	-	-	-	(61,031)	(61,031)

Balance, April 30, 2005	6,337,500	207,342	168,750	(282,569)	93,523
Net loss for the period	-	-	-	(9,845)	(9,845)

Balance, July 31, 2005	6,337,500	$ 207,342	$ 168,750	$ (292,414)	$ 83,678

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.

(A Development Stage Company)

NOTES TO THE INTERIM FINANCIAL STATEMENTS

July 31, 2005

(Stated in Canadian Dollars)

(Unaudited)

Note 1

Interim Reporting

While the information presented in the accompanying interim financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented.  These interim financial statements follow the same accounting policies and methods of their application as the April 30, 2005 annual financial statements.  It is suggested that these interim financial statements be read in conjunction with the Company’s April 30, 2005 annual financial statements.

Note 2

Rights

By a distributor agreement dated July 5, 2004, the Company acquired the non-exclusive right to market, sell and distribute in Canada the full product line of a private company, Cyberhand Technologies Inc. (“Cyberhand”).  Consideration paid was the assignment of the principal and accrued interest of $123,610 due from Cyberhand on promissory notes receivable.  Under the terms of the agreement, the Company agreed to purchase a minimum of 15,000 units on or before July 5, 2006, and upon completion of this minimum order, to purchase 50,000 units per month or forfeit its rights under the agreement. As required by the agreement, the Company also purchased the initial stocking order of 200 units at a cost of $10,735, which was written down to its net realizable value of $4,735 during the year ended April 30, 2005.

Note 3

Share Capital

a)

Authorized:

100,000,000 common shares without par value

100,000,000 preferred shares without par value

b)

Commitments:

Stock-based Compensation Plan

The Company has granted directors and officers’ common share purchase options.  Options are granted with an exercise price equal to the market price of the Company’s stock on the date of the grant, however, the Company was not publicly listed at the date of the grant and the options were priced equal to the offering price on the Company’s Initial Public Offering.  Unless otherwise stated, share purchase options vest when granted.  Details of stock options for the three months ended July 31, 2005 and 2004 are as follows:

Brockton Capital Corp.

(A Development Stage Company)

Notes to the Interim Financial Statement

July 31, 2005

(Stated in Canadian Dollars)

(Unaudited) – Page 2

Note 3

Share Capital – (cont’d)

b)

Commitments: – (cont’d)

Stock-based Compensation Plan – (cont’d)

	Three months ended July 31,
	2005		2004
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Shares	Price	Shares	Price

Options outstanding and exercisable at beginning and end of period	302,500	$0.15	302,500	$0.15

At July 31, 2005, directors and officers of the Company held the 302,500 common share purchase options outstanding. Each option entitles the holder to purchase one common share at $0.15 per share until August 28, 2006.

Note 4

Related Party Transactions

The Company incurred the following expenses charged by a partnership controlled by two directors of the Company:

	Three months ended July 31,
	2005	2004

Accounting fees	$ 4,572	$ 1,500
Equipment rental	1,500	1,500
Office supplies	750	750
Rent	2,250	2,250

	$ 9,072	$ 6,000

These expenditures were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

At July 31, 2005, accounts payable and accrued liabilities include $26,732 owing to a partnership controlled by two directors of the Company.

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Kevin Hanson, President of Brockton Capital Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Brockton Capital Corp., (the “issuer”) for the interim period ending July 31, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

September 29, 2005
Date

/s/Kevin Hanson
Signature

President
Title

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Roy Brown, Chief Financial Officer of Brockton Capital Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Brockton Capital Corp., (the “issuer”) for the interim period ending July 31, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

September 29, 2005
Date

/s/Roy Brown
Signature

Chief Financial Officer
Title

BROCKTON CAPITAL CORP.

QUARTERLY REPORT

for the three months ended July 31, 2005

MANAGEMENT DISCUSSION AND ANALYSIS

1.1

Date of Report:

September 29, 2005

1.2

Overall Performance

Nature of Business and Overall Performance

The Company is in the development stage.  Effective August 1, 2001, the Company completed its initial public offering (“IPO”), having received approval from the British Columbia Securities Commission, the Alberta Securities Commission and the TSX, and issued 1,750,000 common shares at $0.15 per share for net proceeds of $189,717.  On August 27, 2001, the common shares of the Company were listed for trading on the TSX.  Effective June 24, 2002, the Company became registered and fully reporting with the United States Securities and Exchange Commission and effective March 29, 2005, the Company’s common shares commenced trading on the OTCBB.

The Company’s principle business, since its listing on the TSX on August 27, 2001, was to identify and evaluate opportunities for the acquisition of an interest in assets or businesses and, once identified and evaluated, to negotiate an acquisition or participation subject to receipt of shareholder approval and acceptance for filing by the TSX.  The Company was required to complete an acquisition on or before March 31, 2003.

On August 28, 2003, trading in the shares of the Company was suspended, as the Company had not completed its qualifying transaction within eighteen months of the Company’s listing.  Effective June 16, 2004, the Company was delisted from trading on the TSX-V at the request of the Company.  The reason for the request was due to default risks associated with the Cyberhand acquisition (see “Business Acquisition and Financing). Subsequent to the delisting, the Company cancelled and returned to treasury the original 2,250,000 escrow common shares previously issued to insiders of the Company (including the directors of the Company) at $0.075 per share ($168,750) and completed a private placement of 4,500,000 common shares at $0.001 per share.

Business Acquisition and Financing

By a Letter of Intent dated September 4, 2002 and a formal agreement dated August 28, 2003 the Company agreed to acquire 100% of the common shares of a private company, Cyberhand Technologies Inc. (“Cyberhand”) in consideration for the issuance of 8,130,000 common shares of the Company at approximately $0.20 per share.  Cyberhand, incorporated in Alberta Canada, is developing new technologies specific to consumer electronics.  The transaction was approved on December 12, 2003 by the shareholders, but was subject to completion of financing and further regulatory approval.  On March 17, 2003, the Company received conditional regulatory approval to the transaction subject to a number of conditions, the most significant of which was the completion of a private placement of a minimum $1,600,000.  Effective March 31, 2004, the Company had not completed this private placement and the agreement was terminated, as it could not be closed within the time frame provided.

Brockton Capital Corp.

Quarterly Report – Management Discussion and Analysis

for the three months ended July 31, 2005 – Page

2

The Company had advanced $109,280 to Cyberhand pursuant to various promissory notes, which bear interest at 10% per annum and were secured by general security agreements on the assets of Cyberhand.  The principal and interest was due and payable at April 30, 2004.  Accrued interest receivable was $14,330.

On July 5, 2004, the Company entered into a distribution agreement with Cyberhand to acquire the right to market, sell and distribute in Canada the full product line of Cyberhand, including the Pocketop wireless folding keyboard and a new family of ergonomic mouse products.  Consideration for this right was the assignment of principal and accrued interest receivable on the promissory notes above.

Pursuant to the distribution agreement, the Company agreed to purchase a minimum of 15,000 units on or before July 5, 2006, and upon completion of this minimum order to purchase 50,000 units per month or forfeit its rights under this agreement.  As required by the agreement, the Company also purchased the initial stocking order of 200 units at a cost of $10,735.

The Company also paid a total of $72,127 in respect to a sponsorship agreement and various other directly related expenses for the acquisition noted above.  These costs were written off upon termination of the agreement.

On September 26, 2001, the agent of the initial public offering exercised 87,500 agent’s share purchase options at $0.15 per share for net proceeds to the Company of $13,125.

On September 29, 2004, the Company completed a private placement for the issue of 4,500,000 common shares at $0.001 per share for proceeds of $4,500.  Subscribers to this placement include directors of the Company (1,250,000).

There have been no other financings since the aforementioned private placement.

By a stock option agreement dated May 14, 2003, the Company granted 105,000 share purchase options to a director of the Company entitling him to acquire up to 105,000 common shares at $0.19 per share exercisable to May 14, 2008. This option did not receive regulatory approval and consequently was cancelled.

The Company has been unable to generate profitable sales and has written its inventory on hand down to its net realizable value of $4,735.  Cyberhand has improved its financial situation over the last year and has indicated to the Company that it expects to have marketable products available for the Company to market, sell and distribute in Canada.

1.3

Selected Annual Information

The following financial data are selected information for the Company for the three most recently completed financial years:

Brockton Capital Corp.

Quarterly Report – Management Discussion and Analysis

for the three months ended July 31, 2005 – Page

3

Years ended April 30,
	2005	2004	2003
Total revenues	$ -	$ -	$ -
Loss before discontinued operations and extraordinary items	$ (61,031)	$ (143,489)	$ (45,773)
Basic and diluted loss per share before discontinued operations and extraordinary items	$ (0.01)	$ (0.08)	$ (0.02)
Net loss	$ (61,031)	$ (143,489)	$ (45,773)
Basic and diluted loss per share	$ (0.01)	$ (0.08)	$ (0.02)
Total assets	$ 137,113	$ 176,549	$ 313,924
Total long-term liabilities	$ -	$ -	$ -
Cash dividends per share	$ -	$ -	$ -

Fluctuation in reported earnings during the years are primarily due to fluctuations in legal and accounting fees related to potential projects being undertaken, investor relations costs incurred during 2004, reduction of interest income due to funds used in 2005 and the write-off of deferred investment expenses in 2004.

1.4

Results of Operations

Operations during the three months ended July 31, 2005 were primarily related to maintaining the Company’s status as a US and Canadian reporting company and development of the business with Cyberhand.  There were no investor relations arrangements entered into during the period.  There also were no legal proceedings, contingent liabilities, defaults under debt or other contractual obligations, breach of any laws or special resolutions during the period.

At July 31, 2005, the Company had a working capital deficit of $39,932.  Therefore, in order to continue operations, the Company will need to obtain new financing or generate profitable operations in the next few months.

1.5

Summary of Quarterly Results

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	July 31,	April 30,	Jan 31,	Oct 31,	July 31,	April 30,	Jan 31,	Oct 31,
	2005	2005	2005	2004	2004	2004	2004	2003

Total revenues	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Net loss before discontinued operations and extraordinary items:
Total	$ (9,845)	$ (20,287)	$ (14,359)	$ (18,176)	$ (8,209)	$ (85,672)	$ (33,608)	$ (13,561)
Per share	$ -	$ -	$ -	$ (0.01)	$ -	$ (0.05)	$ (0.02)	$ (0.01)
Per share, fully diluted	$ -	$ -	$ -	$ (0.01)	-	(0.05)	$ (0.02)	$ (0.01)
Net loss:
Total	$ (9,845)	$ (20,287)	$ (14,359)	$ (18,176)	$ (8,209)	$ (85,672)	$ (33,608)	$ (13,561)
Per share	$ -	$ -	$ -	$ (0.01)	$ -	$ (0.05)	$ (0.02)	$ (0.01)
Per share, fully diluted	$ -	$ -	$ -	$ (0.01)	$ -	$ (0.05)	$ (0.02)	$ (0.01)

Brockton Capital Corp.

Quarterly Report – Management Discussion and Analysis

for the three months ended July 31, 2005 – Page

4

1.6

Liquidity

The Company has total assets of $136,459.  The Primary assets of the Company are cash of $5,771, inventory of $4,735 and marketing and distribution rights carried at $123,610.  The Company has no long-term liabilities and has a working capital deficit of $39,932.  It is management’s opinion that these assets are not sufficient to meet the Company’s operating requirements for the next year.  Management is currently reviewing financing alternatives including additional private placements and loans from related parties.

1.7

Capital Resources

The Company has acquired certain marketing and distribution rights as described in Note 2 to the financial statements, for the non-exclusive right to market, sell and distribute in Canada the full product line of Cyberhand. See Section 1.2, Business Acquisition and Financing.

1.8

Off Balance Sheet Arrangements

There are no off-balance sheet arrangements to which the Company is committed.

1.9

Transactions with Related Parties

The Company incurred charges with directors of the Company and companies with common directors as follows:

	Three months	Year ended
	ended July 31,	April 30,
	2005	2005
Accounting	$ 4,572	$ 5,926
Equipment rental	1,500	6,000
Office supplies	750	3,000
Rent	2,250	9,000

	$ 9,072	$ 23,926

1.10

Fourth Quarter

N/A

1.11

Proposed Transactions

N/A

1.12

Critical Accounting Estimates

Management has determined that no impairment write-down is required for the intangible assets purchased during the period. See 1.2 and 1.7 above and 1.13 below.

1.13

Changes in Accounting Policies

N/A

Brockton Capital Corp.

Quarterly Report – Management Discussion and Analysis

for the three months ended July 31, 2005 – Page

5

1.14

Financial Instruments and Other Instruments

The carrying value of cash and cash equivalents and accounts payable and accrued liabilities approximate their fair values due to the short maturity of those instruments.  Unless otherwise noted, it is managements’ opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

1.15

Other MD&A Requirements

Disclosure of Outstanding Share Capital

a)

Authorized:

100,000,000 common shares without par value

100,000,000 preferred shares without par value

	Common Stock
	Number of
	Shares	Amount

Balance, April 30, 2005	6,337,500	$ 207,342

Balance, July 31, 2005 and September 29, 2005	6,337,500	$ 207,342

b)

Commitments:

Stock-based Compensation Plan

The Company has granted directors and officers common share purchase options.  Options are granted with an exercise price equal to the market price of the Company’s stock on the date of the grant, however, the Company was not publicly listed at the date of the grant and the options were priced equal to the offering price on the Company’s Initial Public Offering.  Detail of stock options for the three months ended July 31, 2005 and 2004, are as follows:

	Three months ended July 31,
	2005		2004
		Weighted		Weighted
	Number	Average	Number	Average
	of	Exercise	of	Exercise
	Shares	Price	Shares	Price

Options outstanding and exercisable at beginning and end of period	302,500	$0.15	302,500	$0.15

At July 31, 2005, directors and officers of the Company held the 302,500 common share purchase options outstanding. Each option entitles the holder to purchase one common share at $0.15 per share until August 28, 2006.  No changes in these amounts have occurred to September 29, 2005.

c)

Additional information related to the Company is on SEDAR at www.sedar.com.

BROCKTON CAPITAL CORP.

(A Development Stage Company)

INTERIM FINANCIAL STATEMENTS

October 31, 2005

(Stated in Canadian Dollars)

(Unaudited)

THE ACCOMPANYING FINANCIAL STATEMENTS FOR THE QUARTERS ENDED OCTOBER 31, 2005 AND 2004 HAVE NOT BEEN REVIEWED OR AUDITED BY THE CORPORATION’S AUDITORS.

BROCKTON CAPITAL CORP.

(A Development Stage Company)

INTERIM BALANCE SHEETS

October 31, 2005 and April 30, 2005

(Stated in Canadian Dollars)

(Unaudited)

	October 31,	April 30,
ASSETS	2005	2005

Current
Cash	$ 1,454	$ 5,865
GST receivable	5,104	2,903
Inventory	4,735	4,735
Prepaid expenses	1,027	-

	12,320	13,503

Rights – Note 2	123,610	123,610

	$ 135,930	$ 137,113

LIABILITIES

Current
Accounts payable and accrued liabilities – Note 4	$ 96,158	$ 43,590

SHAREHOLDERS’ EQUITY

Share Capital – Note 3	207,342	207,342
Contributed surplus	168,750	168,750
Deficit accumulated during the development stage	(336,320)	(282,569)

	39,772	93,523

	$ 135,930	$ 137,113

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.

(A Development Stage Company)

INTERIM STATEMENTS OF OPERATIONS

for the three and six months ended October 31, 2005 and 2004

(Stated in Canadian Dollars)

(Unaudited)

	Three months ended		Six months ended
	October 31,		October 31,
	2005	2004	2005	2004

Administrative expenses
Accounting, audit and legal fees – Note 4	$ 3,190	$ 3,315	$ 7,762	$ 8,184
Consulting	31,200	1,625	31,200	1,625
Equipment rental – Note 4	1,500	1,500	3,000	3,000
Filing fees	4,650	2,366	4,650	4,480
Interest and bank charges	106	136	275	201
Investor relations	-	505	-	505
Office supplies – Note 4	750	781	1,500	1,530
Promotion	260	839	545	1,481
Rent – Note 4	2,250	2,250	4,500	4,500
Transfer agent fees	-	4,933	322	2,959

Loss before other item	(43,906)	(18,250)	(53,754)	(28,465)

Interest income	-	74	3	2,080

Net loss for the period	$ (43,906)	$ (18,176)	$ (53,751)	$ (26,385)

Basic and diluted loss per share	$ (0.00)	$ (0.01)	$ (0.01)	$ (0.00)

Weighted average number of shares outstanding	6,337,500	3,500,543	6,337,500	6,704,348

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.

(A Development Stage Company)

INTERIM STATEMENTS OF CASH FLOWS

for the three and six months ended October 31, 2005 and 2004

(Stated in Canadian Dollars)

(Unaudited)

	Three months ended		Six months ended
	October 31,		October 31,
	2005	2004	2005	2004

Operating Activities
Net loss for the period	$ (43,906)	(18,176)	$ (53,751)	$ (26,385)
Item not involving cash:
Interest accrual on notes receivable	-	-	-	(1,946)

	(43,906)	(18,176)	(53,751)	(28,331)
Changes in non-cash working capital items related to operations:
GST receivable	(3,788)	(960)	(2,201)	(1,618)
Inventory	-	-	-	(10,735)
Prepaid expenses	-	504	(1,027)	(178)
Accounts payable and accrued liabilities	43,377	1,642	52,568	(4,115)

Cash used in operating activities	(4,317)	(16,990)	(4,411)	(44,977)

Financing Activity
Shares issued for cash	-	4,500	-	4,500

Decrease in cash during the period	(4,317)	(12,490)	(4,411)	(40,477)

Cash and cash equivalents at the beginning of the period	5,771	22,571	5,865	50,558

Cash and cash equivalents at the end of the period	$ 1,454	$ 10,081	$ 1,454	$ 10,081

Cash and cash equivalents consist of:
Cash	$ 1,454	$ 81	$ 1,454	$ 81
Term deposits	-	10,000	-	10,000

	$ 1,454	$ 10,081	$ 1,454	$ 10,081

Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$ -	$ -	$ -	$ -

Income taxes	$ -	$ -	$ -	$ -

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.

(A Development Stage Company)

STATEMENT OF SHAREHOLDERS’ EQUITY

for the period from February 8, 2000 (Date of Incorporation) to October 31, 2005

(Stated in Canadian Dollars)

(Unaudited)

				Retained
				Earnings
				(Deficit)
				Accumulated
	Common Stock			During the
	Number of		Contributed	Development
	Shares	Amount	Surplus	Stage	Total

Balance, February 8, 2000 (Date of Incorporation)	-	$ -	$ -	$ -	$ -
Net income for the period	-	-	-	737	737

Balance, April 30, 2000	-	-	-	737	737
Cash received from escrow share issuances at $0.075 per share	2,250,000	168,750	-	-	168,750
Net income for the year	-	-	-	1,297	1,297

Balance, April 30, 2001	2,250,000	168,750	-	2,034	170,784
Cash received from share issuances at $0.15 per share	1,837,500	275,625	-	-	275,625
Less share issue costs	-	(72,783)	-	-	(72,783)
Net loss for the year	-	-	-	(34,310)	(34,310)

Balance, April 30, 2002	4,087,500	371,592	-	(32,276)	339,316
Net loss for the year	-	-	-	(45,773)	(45,773)

Balance, April 30, 2003	4,087,500	371,592	-	(78,049)	293,543
Net loss for the year	-	-	-	(143,489)	(143,489)

Balance, April 30, 2004	4,087,500	371,592	-	(221,538)	150,054
Cancel escrow shares	(2,250,000)	(168,750)	168,750	-	-
Cash received from share
issuance at $0.001 per share	4,500,000	4,500	-	-	4,500
Net loss for the year	-	-	-	(61,031)	(61,031)

Balance, April 30, 2005	6,337,500	207,342	168,750	(282,569)	93,523
Net loss for the period	-	-	-	(53,751)	(53,751)

Balance, October 31, 2005	6,337,500	$ 207,342	$ 168,750	$ (336,320)	$ 39,772

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.

(A Development Stage Company)

NOTES TO THE INTERIM FINANCIAL STATEMENTS

October 31, 2005

(Stated in Canadian Dollars)

(Unaudited)

Note 1

Interim Reporting

While the information presented in the accompanying interim financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented.  These interim financial statements follow the same accounting policies and methods of their application as the April 30, 2005 annual financial statements.  It is suggested that these interim financial statements be read in conjunction with the Company’s April 30, 2005 annual financial statements.

Note 2

Rights

By a distributor agreement dated July 5, 2004, the Company acquired the non-exclusive right to market, sell and distribute in Canada the full product line of a private company, Cyberhand Technologies Inc. (“Cyberhand”).  Consideration paid was the assignment of the principal and accrued interest of $123,610 due from Cyberhand on promissory notes receivable.  Under the terms of the agreement, the Company agreed to purchase a minimum of 15,000 units on or before July 5, 2006, and upon completion of this minimum order, to purchase 50,000 units per month or forfeit its rights under the agreement. As required by the agreement, the Company also purchased the initial stocking order of 200 units at a cost of $10,735, which was written down to its net realizable value of $4,735 during the year ended April 30, 2005.

Note 3

Share Capital

a)

Authorized:

100,000,000 common shares without par value

100,000,000 preferred shares without par value

b)

Commitments:

Stock-based Compensation Plan

The Company has granted directors and officers’ common share purchase options.  Options are granted with an exercise price equal to the market price of the Company’s stock on the date of the grant, however, the Company was not publicly listed at the date of the grant and the options were priced equal to the offering price on the Company’s Initial Public Offering.  Unless otherwise stated, share purchase options vest when granted.  Details of stock options for the six months ended October 31, 2005 and 2004 are as follows:

Brockton Capital Corp.

(A Development Stage Company)

Notes to the Interim Financial Statement

October 31, 2005

(Stated in Canadian Dollars)

(Unaudited) – Page 2

Note 3

Share Capital – (cont’d)

b)

Commitments: – (cont’d)

Stock-based Compensation Plan – (cont’d)

	Six months ended October 31,
	2005		2004
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Shares	Price	Shares	Price

Options outstanding and exercisable at beginning and end of period	302,500	$0.15	302,500	$0.15

At October 31, 2005, directors and officers of the Company held the 302,500 common share purchase options outstanding. Each option entitles the holder to purchase one common share at $0.15 per share until August 28, 2006.

Note 4

Related Party Transactions – Note 5

The Company incurred the following expenses charged by a partnership controlled by two directors of the Company:

	Six months ended
	October 31,
	2005	2004

Accounting fees	$ 6,392	$ 2,926
Equipment rental	3,000	3,000
Office supplies	1,500	1,500
Rent	4,500	3,000

	$ 15,392	$ 11,926

These expenditures were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

At October 31, 2005, accounts payable and accrued liabilities include $33,782 owing to a partnership controlled by two directors of the Company.

Note 5

Subsequent Event

Subsequent to October 31, 2005, the Company received $30,500 in loans from shareholders of the Company, including $21,000 from directors of the Company.  These loans are due on demand, bear interest at market rates and are unsecured.

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Kevin Hanson, President of Brockton Capital Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Brockton Capital Corp., (the “issuer”) for the interim period ending October 31, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

December 24, 2004
Date

“Kevin Hanson”
Signature

President
Title

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Roy Brown, Chief Financial Officer of Brockton Capital Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Brockton Capital Corp., (the “issuer”) for the interim period ending October 31, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

December 7, 2005
Date

/s/Roy Brown
Signature

Chief Financial Officer
Title

BROCKTON CAPITAL CORP.

QUARTERLY REPORT

for the three and six months ended October 31, 2005

MANAGEMENT DISCUSSION AND ANALYSIS

1.1

Date of Report:

December 7, 2005

1.2

Overall Performance

Nature of Business and Overall Performance

The Company is in the development stage.  Effective August 1, 2001, the Company completed its initial public offering (“IPO”), having received approval from the British Columbia Securities Commission, the Alberta Securities Commission and the TSX, and issued 1,750,000 common shares at $0.15 per share for net proceeds of $189,717.  On August 27, 2001, the common shares of the Company were listed for trading on the TSX.  Effective June 24, 2002, the Company became registered and fully reporting with the United States Securities and Exchange Commission and effective March 29, 2005, the Company’s common shares commenced trading on the OTCBB.

The Company’s principle business, since its listing on the TSX on August 27, 2001, was to identify and evaluate opportunities for the acquisition of an interest in assets or businesses and, once identified and evaluated, to negotiate an acquisition or participation subject to receipt of shareholder approval and acceptance for filing by the TSX.  The Company was required to complete an acquisition on or before March 31, 2003.

On August 28, 2003, trading in the shares of the Company was suspended, as the Company had not completed its qualifying transaction within eighteen months of the Company’s listing.  Effective June 16, 2004, the Company was delisted from trading on the TSX-V at the request of the Company.  The reason for the request was due to default risks associated with the Cyberhand acquisition (see “Business Acquisition and Financing). Subsequent to the delisting, the Company cancelled and returned to treasury the original 2,250,000 escrow common shares previously issued to insiders of the Company (including the directors of the Company) at $0.075 per share ($168,750) and completed a private placement of 4,500,000 common shares at $0.001 per share.

Business Acquisition and Financing

By a Letter of Intent dated September 4, 2002 and a formal agreement dated August 28, 2003 the Company agreed to acquire 100% of the common shares of a private company, Cyberhand Technologies Inc. (“Cyberhand”) in consideration for the issuance of 8,130,000 common shares of the Company at approximately $0.20 per share.  Cyberhand, incorporated in Alberta Canada, is developing new technologies specific to consumer electronics.  The transaction was approved on December 12, 2003 by the shareholders, but was subject to completion of financing and further regulatory approval.  On March 17, 2003, the Company received conditional regulatory approval to the transaction subject to a number of conditions, the most significant of which was the completion of a private placement of a minimum $1,600,000.  Effective March 31, 2004, the Company had not completed this private placement and the agreement was terminated, as it could not be closed within the time frame provided.

Brockton Capital Corp.

Quarterly Report – Management Discussion and Analysis

for the three and six months ended October 31, 2005 – Page 2

The Company had advanced $109,280 to Cyberhand pursuant to various promissory notes, which bear interest at 10% per annum and were secured by general security agreements on the assets of Cyberhand.  The principal and interest was due and payable at April 30, 2004.  Accrued interest receivable was $14,330.

On July 5, 2004, the Company entered into a distribution agreement with Cyberhand to acquire the right to market, sell and distribute in Canada the full product line of Cyberhand, including the Pocketop wireless folding keyboard and a new family of ergonomic mouse products.  Consideration for this right was the assignment of principal and accrued interest receivable on the promissory notes above.

Pursuant to the distribution agreement, the Company agreed to purchase a minimum of 15,000 units on or before July 5, 2006, and upon completion of this minimum order to purchase 50,000 units per month or forfeit its rights under this agreement.  As required by the agreement, the Company also purchased the initial stocking order of 200 units at a cost of $10,735.

The Company also paid a total of $72,127 in respect to a sponsorship agreement and various other directly related expenses for the acquisition noted above.  These costs were written off upon termination of the agreement.

On September 26, 2001, the agent of the initial public offering exercised 87,500 agent’s share purchase options at $0.15 per share for net proceeds to the Company of $13,125.

On September 29, 2004, the Company completed a private placement for the issue of 4,500,000 common shares at $0.001 per share for proceeds of $4,500.  Subscribers to this placement include directors of the Company (1,250,000).

There have been no other financings since the aforementioned private placement.

By a stock option agreement dated May 14, 2003, the Company granted 105,000 share purchase options to a director of the Company entitling him to acquire up to 105,000 common shares at $0.19 per share exercisable to May 14, 2008. This option did not receive regulatory approval and consequently was cancelled.

The Company has been unable to generate profitable sales and has written its inventory on hand down to its net realizable value of $4,735.  Cyberhand has improved its financial situation over the last year and has indicated to the Company that it expects to have marketable products available for the Company to market, sell and distribute in Canada.

1.3

Selected Annual Information

The following financial data are selected information for the Company for the three most recently completed financial years:

Brockton Capital Corp.

Quarterly Report – Management Discussion and Analysis

for the three and six months ended October 31, 2005 – Page 3

1.3

Selected Annual Information – (cont’d)

Years ended April 30,
	2005	2004	2003
Total revenues	$ -	$ -	$ -
Loss before discontinued operations and extraordinary items	$ (61,031)	$ (143,489)	$ (45,773)
Basic and diluted loss per share before discontinued operations and extraordinary items	$ (0.01)	$ (0.08)	$ (0.02)
Net loss	$ (61,031)	$ (143,489)	$ (45,773)
Basic and diluted loss per share	$ (0.01)	$ (0.08)	$ (0.02)
Total assets	$ 137,113	$ 176,549	$ 313,924
Total long-term liabilities	$ -	$ -	$ -
Cash dividends per share	$ -	$ -	$ -

Fluctuation in reported earnings during the years are primarily due to fluctuations in legal and accounting fees related to potential projects being undertaken, investor relations costs incurred during 2004, reduction of interest income due to funds used in 2005 and the write-off of deferred investment expenses in 2004.

1.4

Results of Operations

Operations during the three months ended October 31, 2005 were primarily related to maintaining the Company’s status as a US and Canadian reporting company and development of the business with Cyberhand.  There were no investor relations arrangements entered into during the period.  There also were no legal proceedings, contingent liabilities, defaults under debt or other contractual obligations, breach of any laws or special resolutions during the period.  During the three months ended October 31, 2005 and effective May 1, 2005, the Company has agreed to pay Carob Management $5,000 per month for consulting services related to new business opportunities for the Company and other administration duties.  This amount was unpaid at October 31, 2005.

At October 31, 2005, the Company had a working capital deficit of $83,838.  Therefore, in order to continue operations, the Company will need to obtain new financing or generate profitable operations in the next few months.

1.5

Summary of Quarterly Results

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	Oct 31,	July 31,	April 30,	Jan 31,	Oct 31,	July 31,	April 30,	Jan 31,
	2005	2005	2005	2005	2004	2004	2004	2004

Total revenues	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Net loss before discontinued operations and extraordinary items:
Total	$ (43,906)	$ (9,845)	$ (20,287)	$ (14,359)	$ (18,176)	$ (8,209)	$ (85,672)	$ (33,608)
Per share	$ -	$ -	$ -	$ -	$ (0.01)	$ -	$ (0.05)	$ (0.02)
Per share, fully diluted	$ -	$ -	$ -	$ -	$ (0.01)	-	(0.05)	$ (0.02)
Net loss:
Total	$ (43,906)	$ (9,845)	$ (20,287)	$ (14,359)	$ (18,176)	$ (8,209)	$ (85,672)	$ (33,608)
Per share	$ -	$ -	$ -	$ -	$ (0.01)	$ -	$ (0.05)	$ (0.02)
Per share, fully diluted	$ -	$ -	$ -	$ -	$ (0.01)	$ -	$ (0.05)	$ (0.02)

Brockton Capital Corp.

Quarterly Report – Management Discussion and Analysis

for the three and six months ended October 31, 2005 – Page 4

1.6

Liquidity

The Company has total assets of $135,930.  The Primary assets of the Company are GST receivable of $5,104, inventory of $4,735 and marketing and distribution rights carried at $123,610.  The Company has no long-term liabilities and has a working capital deficit of $83,838.  It is management’s opinion that these assets are not sufficient to meet the Company’s operating requirements for the next year.  Management is currently reviewing financing alternatives including additional private placements and loans from related parties.  Subsequent to October 31, 2005, the Company received $30,500 in loans from shareholders of the Company, including $21,000 from directors of the Company.  These loans are due on demand, bear interest at market rates and are unsecured.

1.7

Capital Resources

The Company has acquired certain marketing and distribution rights as described in Note 2 to the financial statements, for the non-exclusive right to market, sell and distribute in Canada the full product line of Cyberhand. See Section 1.2, Business Acquisition and Financing.

1.8

Off Balance Sheet Arrangements

There are no off-balance sheet arrangements to which the Company is committed.

1.9

Transactions with Related Parties

The Company incurred charges with directors of the Company and companies with common directors as follows:

	Six months
	ended	Year ended
	October 31,	April 30,
	2005	2005

Accounting	$ 6,392	$ 5,926
Equipment rental	3,000	6,000
Office supplies	1,500	3,000
Rent	4,500	9,000

	$ 15,392	$ 23,926

1.10

Fourth Quarter

N/A

1.11

Proposed Transactions

N/A

1.12

Critical Accounting Estimates

Management has determined that no impairment write-down is required for the intangible assets purchased during the period. See 1.2 and 1.7 above and 1.13 below.

Brockton Capital Corp.

Quarterly Report – Management Discussion and Analysis

for the three and six months ended October 31, 2005 – Page 5

1.13

Changes in Accounting Policies

N/A

1.14

Financial Instruments and Other Instruments

The carrying value of cash and cash equivalents and accounts payable and accrued liabilities approximate their fair values due to the short maturity of those instruments.  Unless otherwise noted, it is managements’ opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

1.15

Other MD&A Requirements

Disclosure of Outstanding Share Capital

a)

Authorized:

100,000,000 common shares without par value

100,000,000 preferred shares without par value

	Common Stock
	Number of
	Shares	Amount

Balance, April 30, 2005	6,337,500	$ 207,342
Balance, October 31, 2005 and December 7, 2005	6,337,500	$ 207,342

b)

Commitments:

Stock-based Compensation Plan

The Company has granted directors and officers common share purchase options.  Options are granted with an exercise price equal to the market price of the Company’s stock on the date of the grant, however, the Company was not publicly listed at the date of the grant and the options were priced equal to the offering price on the Company’s Initial Public Offering.  Detail of stock options for the six months ended October 31, 2005 and 2004, are as follows:

	Six months ended October 31,
	2005		2004
		Weighted		Weighted
	Number	Average	Number	Average
	of	Exercise	of	Exercise
	Shares	Price	Shares	Price

Options outstanding and exercisable at beginning and end of period	302,500	$0.15	302,500	$0.15

At October 31, 2005, directors and officers of the Company held the 302,500 common share purchase options outstanding. Each option entitles the holder to purchase one common share at $0.15 per share until August 28, 2006.  No changes in these amounts have occurred to December 7, 2005.

c)

Additional information related to the Company is on SEDAR at www.sedar.com.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brockton Capital Corp. -- SEC File No. 000-49760

(Registrant)

Date: January 10, 2005        By /s/ Kevin R. Hanson

                                               Kevin R. Hanson, President/CEO/Director